UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)1

Banner Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06652V109

(CUSIP Number)

David A. Klaue
Empire Lumber Company
P.O. Box 11988
Spokane, Washington 99211
(509) 534-0266

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 1, 2007

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 06652V109	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS David A. Klaue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 336,075
	8	SHARED VOTING POWER 481,193
	9	SOLE DISPOSITIVE POWER 336,075
	10	SHARED DISPOSITIVE POWER 481,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 817,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

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Page 3 of 6 Pages

Item 1.     Security and Issuer

           This statement relates to the Common Stock of Banner Corporation ("Corporation" or "Issuer"). The name and address of the principal executive offices of the Corporation, the issuer of such securities, is as follows:

                          Banner Corporation
                          10 South First Avenue
                          Walla Walla, Washington 99362

Item 2.     Identity and Background

(a)	This Schedule 13D is filed on behalf of David A. Klaue, the Reporting Person.

(b)	Mr. Klaue's business address is:

P.O. Box 11988 Spokane, Washington 99211

(c)

Mr. Klaue's principal occupation is Chairman of the Board of Empire Lumber Co., a multi-facet wood products and investment company based in Spokane with primary manufacturing operations in Idaho. Mr. Klaue also serves as a member of the Board of Directors of the Corporation and its financial institution subsidiary, Banner Bank.

(d)	During the last five years, Mr. Klaue has not been convicted in a criminal proceeding.

(e)

During the past five years, Mr. Klaue has not been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjects or subjected Mr. Klaue to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

(f)	Mr. Klaue is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

           Mr. Klaue has purchased or acquired the shares described in his Schedule 13D with personal funds and other sources. Included in the aggregate amount owned of 817,268 are 188 shares of Common Stock held in a 401(k) plan; 481,193 shares of Common Stock owned through a limited liability company of which Mr. Klaue is the manager and 20% shareholder; and 74,077 shares of Common Stock owned through a limited liability company of which Mr. Klaue is the manager. Mr. Klaue also owns 261,810 shares of Common Stock directly, all of which were purchased with

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Page 4 of 6 Pages

personal funds. The 481,193 shares of Common Stock of which Mr. Klaue has shared voting and dispositive power.

Item 4.     Purpose of Transaction

           The Reporting Person received 475,193 shares of Common Stock in connection with the merger of F&M Bank into Banner Bank at which time his shares of F&M Bank common stock converted into shares of Corporation Common Stock.  In addition, the Reporting Person purchased shares of common stock on the dates and at the prices set forth below:

Purchase date	Number of shares	Purchase price per share

5/1/07	1,000	$37.67
4/27/07	1,000	38.49
4/10/07	1,000	39.89
4/5/07	1,000	41.00
3/28/07	1,000	40.50
3/22/07	500	41.20
3/16/07	500	39.74

           The Reporting Person was previously the Chairman of the Board of Directors of F&M Bank and became a director of the Corporation and Banner Bank on May 31, 2007. The Reporting Person purchased the F&M Bank and Corporation common stock for investment purposes. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

           The Reporting Person has no present plans or proposals which relate to or would result in: (a) The acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

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Page 5 of 6 Pages

Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

           The percentages used in this Schedule 13D are calculated based on the Corporation's 15,680,486 shares of outstanding Common Stock.

(a)	Mr. Klaue has beneficial ownership (as defined in Rule 13d-3) of 817,268 shares, or 5.2%, of the Corporation's Common Stock.

(b)	Mr. Klaue has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of:

A total of 336,075 shares of Common Stock. Included in this amount are 261,810 shares owned directly, 188 shares owned through the F&M Bank 401(k) Profit Sharing Plan, and 74,077 shares owned through a limited liability company that is controlled by Mr. Klaue.

Mr. Klaue has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of:

A total of 481,193 shares of Common Stock through a trust of which Mr. Klaue is a managing member and 20% shareholder.

(c)	For information required by this Item 5(c), reference is made to Item 4 above which is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

 Item 6.     Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer

            There are no contracts, arrangements, understandings or relations with Mr. Klaue and any other person with respect to the securities.

Item 7.     Material to be Filed as Exhibits

            None.

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Page 6 of 6 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

June 26, 2007
Date

/s/David A. Klaue
Signature

David A. Klaue
Name/Title

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